KELLY HART & HALLMAN LLP

William Blair | Direct Phone: 817.878.3553 | Direct Fax: 817.878.9753 | william.blair@khh.com

May 30, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christina Chalk, Special Counsel

Re:	Amrecorp Realty Fund II
Schedule TO-T filed on May 10, 2007 by Robert J. Werra
Schedule 13E-3 filed on May 10, 2007 by Robert J. Werra
Schedule 14D-9 filed on May 10, 2007
Schedule 14D-9/A filed on May 16, 2007
SEC File No. 5-54793

Ms. Chalk:

We are counsel to Robert J. Werra, the general partner of Amrecorp Realty Fund II (the “Partnership”). On behalf of Robert J. Werra we set forth below Mr. Werra’s responses to the comments of the Staff of the Securities and Exchange Commission in your letters dated May 22, 2007. For convenience, the Staff’s comments are included in italics before each response.

Letter regarding:
Schedule TO-T filed on May 10, 2007 by Robert J. Werra
Schedule 13E-3 filed on May 10, 2007 by Robert J. Werra

Schedule 13E-3

1. File the appraisal report dated January 2, 2007 prepared by Deverick & Associates as an exhibit to the Schedule. See Item 1016(c) of Regulation M-A. In the Offer to Purchase (on page 7) you state that the appraisal report is attached as an exhibit to the Schedule TO-T filed in connection with this offer, but we are unable to locate it there.

Response: The appraisal report was included in Item 13 - Information Required by Schedule 13E-3, under the sub-item, Schedule 13E-3, Item 16, Exhibits, where the appraisal was incorporated by reference to Exhibit 99(c) to Schedule 13E-3 filed by Robert J. Werra with respect to the Partnership on March 2, 2007.

2. In addition to the appraisal by Deverick & Associates, file any other written materials prepared and presented to you or your affiliates (including the Partnership) that are materially related to this going private transaction. If other written materials were provided to you but you determine that filing is not required, please explain why in your response letter filed via EDGAR accompanying your amended filings.

Response: Mr. Werra advises the Staff that no other written materials were prepared by or presented to him or his affiliates that materially related to the going-private transaction.

Offer to Purchase

3. Please generally amend and update the disclosure throughout the offer materials to reflect the revised offer price of $105 per unit in the modified competing tender offer by MacKenzie Patterson and other associated bidders. In addition to simply disclosing the existence of the higher offer, we believe its existence will also require you to reexamine related disclosure throughout the offer materials. For example, your finding of fairness should be revised to take into account the fact that a higher offer has now been made for these units.

4. See our last comment above. Revise the offer materials generally reflect the fact that you have received an offer for Chimney Square of $5,600,000, which yields a per unit distribution amount (net of Partnership liabilities) of $106 per unit. As indicated in the last comment, the disclosure throughout the offer materials should be revised as applicable to discuss the existence of this offer and the potentially higher distribution figure it would yield, in particular as to how it affects your finding of fairness. In addition, revise the Offer to Purchase to prominently disclose the material terms of this offer to purchase Chimney Square.

Response: The Schedule TO filed by Mr. Werra has been revised to disclose the revised offer price in the MacKenzie Patterson tender offer and to reflect the recent offers to purchase the Partnership’s property.

Summary Term Sheet

5. Describe the accounting treatment of the tender offer, or explain why this information is not material in the context of this offer. See Item 1001(a)(1)(xi).

Response: Mr. Werra advises the Staff that the accounting treatment of the tender offer is not material to the Unitholders or the Partnership.

Special Factors, page 6

6. Acquiring the “entire equity interest in the Partnership” is a generic statement that does satisfy your obligation to describe the reasons for the transaction under Item 1013(a) of Regulation M-A. The other reasons you cite relate to limited partners only; none describe the general partner’s motivations from an individual perspective. Please revise.

Response: Mr. Werra’s reasons for commencing his tender offer are described in the Offer to Purchase. Mr. Werra stated that the purpose of the offer is to acquire all outstanding Partnership Units. In the “Special Factors—Background and Reasons for the Offer,” Mr. Werra indicated that the reason he commenced the tender offer was in response to a Mackenzie Patterson group’s tender offer at $90 per Unit. Although he could not determine the value of the Units, Mr. Werra stated that he believed that their value was greater than the $90 per Unit amount offered by the McKenzie Patterson group and that the limited partners who wished to sell their Units at that time rather than await a liquidation of the Partnership should receive a higher value for their sales. Accordingly, Mr. Werra commenced his tender offer at a price he believed was fair.

7. You state that you commenced this tender offer because of the MacKenzie Patterson offer at the initial $90 per unit price. However, what is the reason for the new structure of your going private transaction? See Item 1013(b) of Regulation M-A. Why did the existence of the MacKenzie Patterson offer cause you to abandon the consent solicitation in favor of this tender offer?

Response: Mr. Werra abandoned his consent solicitation prior to the commencement of the MacKenzie Patterson group’s tender offer. In December 2006, Mr. Werra began the process to obtain limited partner approval for his purchase of the Partnership’s sole remaining real estate property at its independently appraised value of $5,250,000, which Mr. Werra stated he believed would provide the limited partners a liquidation value of their Units of approximately $95 to $100 per Unit. During this process and prior to mailing the consent solicitation, the Partnership received a third-party offer of $5,400,000 for the property. As a result of this offer at a price higher than the appraised value, Mr. Werra concluded that his duty to the limited partners required him to abandon his proposed purchase and to list the property for sale with a real estate broker, which he did. Several weeks later, the MacKenzie Patterson group commenced its tender offer at $90 per Unit, to which Mr. Werra responded as explained in Comment number 6 above.

8. See our comment above. The disclosure in the last sentence of the third paragraph on page 6 is now incorrect, since you state there that you have not received any offer for the Partnership property other than from Everest Management. Please revise.

Response: The Schedule TO filed by Mr. Werra has been amended to reflect the subsequent offers for the property after the mailing of the Offer to Purchase.

Valuation of the Units, page 7

10. The Deverick & Associates appraisal must be summarized in considerable detail in the offer materials. See Item 1015(b) of Regulation M-A. Referencing a “brief summary” in another filing does not satisfy your obligation pursuant to that Item.

Response: Mr. Werra advises the Staff that he does not believe that the details of the appraisal analysis are now material to the limited partners’ consideration of the value of the Chimney Square property and, therefore, the Units. Because the appraisal value was $5,250,000 and subsequent offers to purchase the property ranged from $5,400,000 to $5,800,000, the analysis in the appraisal report has considerably diminished significance. Moreover, because the summary of the appraisal report is rather long, its size would overwhelm the remaining discussion of the valuation of the Units and tend to unduly distort the presentation of the valuation discussion, as Mr. Werra believes the other valuation material is now more relevant.

11. In revising the Offer to Purchase to provide the summary of the appraisal from Deverick & Associates, please consider and respond to the prior comments relating to that report we issued in our prior comment letter on your proxy solicitation.

Response: See the response in Comment number 10 above.

Fairness of the Offer, page 8

12. See our comments above concerning the need to update the fairness discussion to address: (i) the revised tender offer price in the MacKenzie Patterson offer, which is higher than the per unit price you are offering; and (ii) the recent offer to purchase Chimney Square at a price which would yield a higher price of $106 per unit. This section must be revised to specially discuss how you can continue to make the termination that the offer is fair, in light of these developments. Of course, if you can longer say the offer is fair, you should revise the offer materials to so state.

Response: The Schedule TO filed by Mr. Werra has been amended to revise the “Fairness of the Offer” section of the Offer to Purchase to reflect the subsequent prices offered for the Units and the Chimney Square property.

Letter regarding:
Schedule 14D-9 filed on May 10, 2007
Schedule 14D-9/A filed on May 16, 2007

As a result of developments that occurred on May 23, 2007, and in order to make available timely disclosure to the limited partners, the Partnership amended and mailed to limited partners on May 23, 2007, a Schedule 14D-9 prior to being able to provide a response to the Staff regarding the Staffs comments. The Partnership’s response to the Staff’s comments reflected in the Partnership’s Schedule 14D-9, Amendment No. 2, are set forth below.

Schedule 14D-9/A filed on May 16, 2007

1. We note that this amended Schedule 14D-9 addresses the Partnership’s position on two different tender offers: (i) the modified offer by MacKenzie Patterson at $105 per unit; and (ii) the offer by Mr. Werra at $100 per unit. To avoid confusion, please avoid using the same Schedule to address two different offers. For example, the reference to “either tender offer” in the revised Schedule 14D-9 is not clear because there are potentially three relevant tender offers (the initial MacKenzie Patterson offer at $90/unit, the revised MacKenzie Patterson offer at $106/unit and Mr. Werra’s affiliated tender offer at $105/unit).

Response: The Partnership disseminated one amended Schedule 14D-9 relating to both the MacKenzie Patterson group’s tender offer and the Robert J. Werra tender offer. Mr. Werra advises the Staff that the general partner believes that the limited partners understand the fact that only two separate tender offers have been made for the Partnership’s Units and that the general partner believes the discussion in the Schedule 14D-9 is not confusing regarding the two tender offers. The additional information provided to limited partners in the Schedule 14D-9 amendments relates equally to both tender offers, and the if a separate Schedule 14D-9 were sent for each tender offer, they would be virtually identical. The general partner believes that no greater disclosure or benefit would be provided by sending two separate Schedules 14D-9, and that in fact the limited partners might well be confused as to why they were receiving two documents that were virtually identical.

2. There is no letter to unit holders or other attachment to this amended Schedule 14D-9. Tell us how you disseminated the revised disclosure document. We believe, because of the highly material developments that occurred after the filing of the Partnership’s initial Schedule 14D-9 (increase in the offer price in the MacKenzie Patterson tender offer, receipt of an offer for the Partnership property that would yield a higher per unit price than that offered by MacKenzie Patterson or Robert Werra) the revised disclosure should be disseminated in the same manner as was the initial Schedule 14D-9.

Response: The general partner advises that Staff that he believes that the information contained in the two Schedule 14D-9 amendments was very important to limited partners, and, accordingly, the Partnership mailed each amendment to all limited partners at the time of filing each amendment.

Item 4. The Solicitation or Recommendation - Reasons for the Recommendation, page 2

3. You state that the general partner is not taking a position with respect to the MacKenzie Patterson (revised offer) in part because “the Partnership does not believe it has enough information to evaluate the MacKenzie Patterson tender offer at this time.” Describe the additional information you believe the Partnership needs in order to fully evaluate the offer, and disclose whether the general partner has asked for this additional information. If it has not done so, explain why not.

Response: Amendment No. 2 to the Schedules 14D-9 revised the statement to more precisely indicate that the Partnership was not expressing a position on either tender offer because of the general partner’s conflict of interest and because the Partnership did not believe it had enough information at the time to evaluate the fair market value of the Units that are the subject of the tender offers.

4. Revise this section to clarify that the $5,400,000 offer to purchase the Chimney Square property was made by the Partnership’s general partner Mr. Robert Werra. Since it is not clear whether the proxy materials filed in connection with that prior sale were ever disseminated to unit holders, it is not clear they would know that.

Response: The $5,400,000 offer to purchase the Chimney Square property was not made by the general partner, and the section in Amendment No. 2 was revised to make it clear that the offer was from an unaffiliated third party.

5. Expand to describe the material terms of the most recent offer for the Partnership property at $5,600,000. Your expanded disclosure should address any material contingencies to the offer, and the anticipated closing date if known. Identify the offeror, or tell explain why you don’t believe this information is material.

Response: Amendment No. 2 expanded the section to indicate the material terms of the offers, which are generally standard in that market, and to indicate that the offers contain no material contingencies.

6. Your disclosure indicates that the general partner has elected not to immediately negotiate or accept the offer for the Chimney Square property, but to instead continue to market the property. What approximate time frame is contemplated for accepting or negotiating with this offeror? Does the offer for the property expire if not accepted within a certain time period? Has this offeror commenced “due diligence” or inspection of the property?

Response: Amendment No. 2 expanded the disclosure to state that the general partner will not immediately accept any of the offers and will wait approximately 30 days for possible additional offers at a higher price before negotiating any of the offers, and that none of the offers had an expiration date.

7. Update the disclosure to reflect any recent developments regarding additional offers for the Chimney Square property, including any offers lower than those previously received.

Response: The general partner advises the Staff that the Partnership has not received any offers for the property other than those disclosed in Amendment No. 2.

In connection with he foregoing responses, Robert J. Werra and the Partnership each acknowledges that:

•	Mr. Werra and the Partnership are each responsible for the accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	neither Mr. Werra nor the Partnership may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions regarding this letter.

Sincerely,

William Blair

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